SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549


RECEIVED
SEP 09 2002
PROCESSING
WASH, D.C.
155
SECTION


02057326

PE
8-31-02

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Sapiens International Corporation N.V.

(translation of registrant's name into English)

PROCESSED
SEP 10 2002
P THOMSON FINANCIAL

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curacao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___ No X


SAPIENS

For Immediate Release

SAPIENS INTERNATIONAL ANNOUNCES Q2 RESULTS – MAINTAINING PROFITABILITY

Growth in revenue-backlog during Q2 exceeds expectations

Research Triangle Park, N.C.—August 5, 2002 —Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its unaudited results of operations for the second quarter and six-months ended June 30, 2002.

Revenues in the second quarter of 2002 were $16.3 million, up 3% from $15.8 million in the second quarter of 2001. Gross profit significantly increased by 54% to $7.6 million from $5 million in the same period last year. The gross profit margin continued its sequential rise and reached 47%, reflecting the continued change in revenue mix and increased efficiencies in project implementation. The Company reported an operating profit of $0.6 million compared with an operating loss of $4.7 million in the same period last year. Net income for the quarter was $0.1 million compared with a net loss of $5.8 million in the second quarter of 2001.

Revenues for the six months ended June 30, 2002 were $32.4 million, up 8% from $29.9 million in the same period last year. Gross profit was $14.5 million, up 83% from $7.9 million in the comparable period last year. The gross profit margin increased to 45% for the first six months of 2002 from 26% in the same period in 2001. Operating income for the first six months of 2002 was $1 million compared with an operating loss of $13.1 million in the first six months of 2001. Net income was $0.3 million compared with a net loss of $15.6 million in the first six months of 2001.

Commenting on the results, Mr. Itzick Sharir, President and Chief Executive Officer, said: "We are encouraged by the continued improvement of all aspects of our operations compared with last year, while maintaining profitability and meeting our objectives, despite the uncertain global economy. In particular, the ability to sign new orders that exceeded our expectations while growing our revenue–backlog, reflects a strong vote of confidence from our long-standing, satisfied customers.

"Looking ahead, we remain focused on modernizing business processes through proven IT solutions, primarily through our insurance solutions strategy, while making steady and gradual progress in implementing our long-term plan."

About Sapiens

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

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FOR ADDITIONAL INFORMATION

Yuval Hadari
Chief Financial Officer
Sapiens International
Tel: +1-877-554-2426
+972-8-938-2721
E-mail: yuval.h@sapiens.com

Itzick Sharir
Chief Executive Officer
Sapiens International
Tel: +44-1895-464 265
E-mail: itzick.s@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Statements of Income

(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended	
	6/30/2002	6/30/2001	6/30/2002	6/30/2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues				
Products	$ 10,622	$ 8,840	$ 20,793	$ 15,450
Consulting and other services	5,694	6,991	11,559	14,465
Total revenues	16,316	15,831	32,352	29,915
Cost of revenues				
Products	5,325	6,447	10,459	12,363
Consulting and other services	3,374	4,431	7,363	9,633
Total cost of revenues	8,699	10,878	17,822	21,996
Gross Profit	7,617	4,953	14,530	7,919
Expenses				
Research and development, net	1,473	1,598	2,795	3,337
Selling, marketing, general and administrative	5,509	7,744	10,734	16,922
Amortization of goodwill	-	280	-	772
Operating Income/(Loss)	635	(4,669)	1,001	(13,112)
Financial expenses, net	191	815	354	2,118
Taxes and other expenses, net (b)	320	341	360	380
Net Income/(Loss)	$ 124	$ (5,825)	$ 287	$ (15,610)
Basic and diluted earnings/(loss) per share	$ -	$ (0.24)	$ 0.01	$ (0.66)
Weighted average shares used to compute:				
Basic earnings/(loss) per share	36,331	24,453	36,247	23,728
Diluted earnings/(loss) per share (c)	47,137	24,453	46,205	23,728

Note a: Certain prior year's amounts have been reclassified to conform with current year presentation.

b: Includes other expenses and minority interest

c: Due to the net loss in 2001, the inclusion of dilutive securities would be antidilutive.

SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	6/30/2002	12/31/2001
	(Unaudited)	(Audited)
Assets		
Cash	$ 15,626	$ 16,087
Restricted cash	-	2,500
Short-term investments	27	50
	15,653	18,637
Trade receivables	17,976	17,563
Other current assets	7,710	7,084
Total current assets	41,339	43,284
Property and equipment, net	3,413	4,097
Other assets	22,230	22,549
Total assets	$ 66,982	$ 69,930
Liabilities and shareholders' equity		
Short-term loans and current maturities of long-term debt	$ 9,131	$ 16,454
Trade payables	3,135	3,242
Other liabilities and accrued expenses	17,694	20,318
Deferred revenue	4,990	1,633
Total current liabilities	34,950	41,647
Long-term debt and other liabilities	10,342	7,365
Redeemable shares in a subsidiary	10,794	10,711
Shareholders' equity	10,896	10,207
Total liabilities and shareholders' equity	$ 66,982	$ 69,930

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: September 4, 2002

By: 
Steve Kronengold
General Counsel